UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Heritage-Crystal Clean, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

42726M106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42726M106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON	The Heritage Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	4,795,444
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	4,795,444
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,795,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		26.5%
12	TYPE OF REPORTING PERSON (See Instructions)		PN

CUSIP No. 42726M106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON	Fred M. Fehsenfeld, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,008,975
	6	SHARED VOTING POWER	10,000(1)
	7	SOLE DISPOSITIVE POWER	1,008,975
	8	SHARED DISPOSITIVE POWER	10,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,018,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.6%
12	TYPE OF REPORTING PERSON (See Instructions)		IN
(1)
These shares of Common Stock are owned by the Reporting Person’s family members.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein.

Page 4 of 8 Pages

Item 1.
	(a)	Name of Issuer: Heritage-Crystal Clean, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123

Item 2.
(a)
Name of Persons Filing:

This Schedule 13G is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Act”):
(1)            The Heritage Group
(2)            Fred M. Fehsenfeld, Jr.
A Joint Filing Agreement has been executed by the Reporting Persons and is included as Exhibit A to this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence: The principal business office for both Reporting Persons is 5400 West 86th Street, Indianapolis, Indiana 46268.
	(c)	Citizenship: (1) The Heritage Group is an Indiana general partnership. (2) Mr. Fehsenfeld is a citizen of the United States.
	(d)	Title of Class of Securities: Common Stock, $0.01par value.
	(e)	CUSIP number: 42726M106.
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Page 5 of 8 Pages

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________
Not applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned: (1) The Heritage Group: 4,795,444 (2) Mr. Fehsenfeld: 1,018,975
(b)
Percent of class:
(1)  The Heritage Group:  26.5%*
(2)  Mr. Fehsenfeld:  5.6%*
*Percentage ownership is based on 18,068,352 shares of Common Stock outstanding as of October 12, 2012, as reported in the Issuer’s Form 10-Q for the quarter ended September 8, 2012.

	(c)	Number of shares as to which the person has:
(1) The Heritage Group
		(i)	Sole power to vote or to direct the vote: 4,795,444 (FN1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,795,444 (FN1)
		(iv)	Shared power to dispose or to direct the disposition of: 0

FN1:  The Heritage Group is a general partnership formed under the laws of the State of Indiana. Thirty grantor trusts own all of the outstanding general partner interests in the Reporting Person. Six trustees, acting on behalf of each of these trusts, have the duty and have been empowered to carry out the purposes of the general partnership pursuant to the Articles of Partnership. The six trustees are Fred M. Fehsenfeld, Jr., James C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld, Amy M. Schumacher, and Jeffrey A. Laborsky. As reported in a separate Schedule 13G, each of the 30 grantor trusts is managed by these six trustees, and each trust independently owns Common Stock of the Issuer, ranging from 0.2% owned by each of 28 trusts and 2.0% beneficially owned by each of 2 trusts. The Heritage Group and each of the thirty grantor trusts is an entity separate and distinct from each of the others. Each is operated in accordance with its own governing agreement and by the trustees, acting according to the fiduciary duties imposed upon trustees and partners under the trust and other laws of the State of Indiana. Accordingly, The Heritage Group disclaims beneficial ownership of the shares of Common Stock owned by the thirty grantor trusts.

(2) Mr. Fehsenfeld

Page 6 of 8 Pages

(i) Sole power to vote or to direct the vote: 1,008,975
(ii) Shared power to vote or to direct the vote: 10,000 (FN2)
(iii) Sole power to dispose or to direct the disposition of: 1,008,975
(iv) Shared power to dispose or to direct the disposition of: 10,000 (FN2)

FN2:  These shares of Common Stock are owned by the Reporting Person’s family members (specifically, his spouse and two children). The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein. In addition, as discussed in FN1 above, the Reporting Person serves as one of six trustees who together are empowered to act on behalf of The Heritage Group, as well as on behalf of each of the thirty grantor trusts that together own all the outstanding general partner interests of The Heritage Group. The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by The Heritage Group and/or by any of the thirty grantor trusts except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Please refer to FN1 and FN2 in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Heritage Group

	By:	/s/ John P. Vercruysse
February 12, 2013		John P. Vercruysse, Controller

Fred M. Fehsenfeld, Jr.

	By:	/s/ Fred M. Fehsenfeld, Jr.
February 12, 2013		Fred M. Fehsenfeld, Jr.

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13G, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Heritage-Crystal Clean, Inc.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned persons hereby execute this Agreement on the dates indicated below.

The Heritage Group

	By:	/s/ John P. Vercruysse
February 12, 2013		John P. Vercruysse, Controller

Fred M. Fehsenfeld, Jr.

	By:	/s/ Fred M. Fehsenfeld, Jr.
February 12, 2013		Fred M. Fehsenfeld, Jr.